SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSTATE BAKERIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Interstate Bakeries Corporation common stock, par value $0.01 per share

(Title of Class of Securities)

46072H108

(CUSIP Number of Class of Securities)

(underlying Interstate Bakeries Corporation common stock, par value $0.01 per share)

Kent B. Magill, Esq.

Vice President, General Counsel and Corporate Secretary

Interstate Bakeries Corporation

12 East Armour Boulevard

Kansas City, Missouri 64111

(816) 502-4000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

Gregory G. Johnson, Esq. Bryan Cave LLP One Kansas City Place, Suite 3500
Kansas City, Missouri 64105 (816) 374-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 amends and supplements the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 22, 2003, by Interstate Bakeries Corporation, a Delaware corporation (the “Company”), relating to the offer by the Company to certain of its employees, for compensatory purposes, to exchange for shares of restricted stock that will be granted under the Company’s Amended and Restated 1996 Stock Incentive Plan (the “Plan”) eligible options, which are currently outstanding options to purchase shares of the Company’s common stock with an exercise price equal to or greater than $25 that were granted under the Plan.

Items 2, 4, and 10 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended as follows:

(1) The third sentence of the fifth full paragraph on page 14 of the Offer to Exchange is hereby amended by deleting the words “publicly announce” and replacing them with “dissemminate to you notice of”.

(2) The second full paragraph on page 15 of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

“A business day means any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern Time.”

(3) The second full paragraph on page 17 of the Offer to Exchange is hereby amended by adding the following at the end of such paragraph:

“Additionally, if your options have not been accepted for exchange by February 19, 2004, you will have the right to withdraw them.”

(4) The penultimate sentence of the penultimate paragraph on Page 17 of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

“You will receive your completed Restricted Stock Award promptly after expiration of this offer.”

(5) The text preceding “(a)”in the first sentence of the second full paragraph on page 18 of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision of the offer, we will not be required to accept any eligible options elected for exchange, and we may terminate or amend the offer, in each case, subject to certain securities laws limitations, if at any time on or after December 22, 2003 and before the expiration date of this offer any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred (in which case, promptly after we determine the occurrence of such event or events, we will notify you of the event or events upon which we based our decision to either waive such condition or terminate or amend this offer):”

(6) The following words in subparagraph “(v)” on page 18 of the Offer to Exchange are hereby deleted in their entirety:

“or on the trading in our common stock”.

(7) The following paragraph is hereby inserted on page 19 of the Offer to Exchange, as the penultimate paragraph in Section 6:

“In addition, subsequent to the expiration date we may postpone our acceptance of any eligible options elected for exchange and any issuance of restricted stock in exchange therefor if we anticipate receipt of any necessary governmental approvals.”

(8) The following sentence in the penultimate paragraph on page 19 of the Offer to Exchange is hereby deleted in its entirety:

“We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer.”

(9) The following sentence is hereby inserted as the final sentence in the penultimate paragraph on page 19 of the Offer to Exchange:

“In the event that we waive a condition of the offer with respect to any one tender of eligible options, we will waive such waived condition for all other tenders of eligible offers as well.”

(10) The penultimate sentence of the first carryover paragraph on page 30 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

“We also recommend that you review any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this offer and the expiration of this offer.”

Exhibit (a)(2) of the Schedule TO is hereby amended as follows: The first sentence of the Election Form accompanying the Form of Introductory Letter is hereby amended and restated as follows:

“I have received the offer to exchange, dated December 22, 2003, including the schedules thereto (the “Offer to Exchange”), and this election form (the “Election Form” which, together with the Offer to Exchange, as each may be amended from time to time, constitutes the “Offer”).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSTATE BAKERIES CORPORATION

Dated:	January 9, 2004	By:	/s/ Kent B. Magill

Kent B. Magill Vice President, General Counsel and Corporate Secretary